

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Third Quarter Fiscal 2021 Financial Results

October 5, 2021 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals", "Trilogy" or "the Company") announces its financial results for the third quarter ended August 31, 2021. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Highlights

- Strong working capital position and cash on hand of $6.8 million.

- Summer exploration program at the Upper Kobuk Mineral Projects ("UKMP") completed by Ambler Metals LLC ("Ambler Metals"), our 50-50 joint venture with South32 Limited.

- Staked new State of Alaska mining claims and executed a 10 day preliminary reconnaisance program.

Joint Venture Project Activities

The exploration camp opened in May in preparation for the start-up of drilling in June at the Arctic Project. The drilling program planned for 7,600 meters of drilling at Arctic with most of the drilling targeting infill areas to improve the confidence of the mineral resources, and geotechnical and metallurgical drill holes to further de-risk the project. An additional 7,000 meters of exploration drilling was planned at targets near the Arctic deposit and elsewhere in the Ambler Mining District.

Drilling productivity at the project was behind schedule during the quarter due to adverse weather conditions in the district and challenges with the contractor staffing the drill rigs. As a result, a total of 7,325 metres of the originally planned drill program were completed. Despite the lower-than-expected drill productivity, all planned geotechnical drilling at the Arctic Project was completed and sufficient mineralized material was recovered to complete the planned metallurgical program. The summer 2021 drill program was completed on September 22, 2021.

Arctic Project

Technical activities at the Arctic Project commenced in early June with initial work focused on infill drilling to further improve the confidence of the mineral resources from the "indicated" to "measured" category. In addition, metallurgical drilling was conducted at the project. Most of this drilling has consisted of large diameter PQ-size (96-mm diameter) core which allows for the extraction of large sample-sized material. During the field season a total of 18 holes were completed at Arctic comprising 4,131 meters of core. All the core has been logged and sampled with results expected to be announced later this year.

Regional Exploration Project

During the quarter, two drill rigs were relocated from the Arctic Project to the Regional drilling program. Regional drilling was focused on near Arctic ("Arctic Hub") exploration targets, with the goal of discovering nearby copper-rich satellite deposits within a 3-to-5-kilometer radius of the Arctic deposit. Drilling was completed at the Arctic East and Southeast Arctic targets before moving drills to investigate other targets within the UKMP, including Snow and the Ambler Lowlands. During the field season a total of 8 holes were completed totalling 3,194 meters. Core samples are being logged and sent for assaying with results expected later this year.

In addition to the regional drill program, regional geological mapping and soil chemistry surverys within the Ambler volcanogenic massive sulphide ("VMS") belt and Cosmos Hills was carried out during the quarter. The goal of this program has been to follow-up on previous anomalous geochemical results and to investigate geophysical anomalies that were identified during the 2019 airborne versatile time domain electromagnetic survey survey.

Early Stage Exploration

Trilogy has acquired, through staking, mineral claims located in Alaska, USA outside of the UKMP. During the quarter ended August 31, 2021, the Company executed a 10 day preliminary reconnaissance program of the claims to confirm government-mapped geology and to collect rock and stream sediment samples.

Ambler Mining District Industrial Access Project ("AMDIAP" or "Ambler Access Project")

During the summer of 2020, the United States Bureau of Land Management ("BLM") issued the Joint Record of Decision ("JROD") for the AMDIAP. Lawsuits were filed shortly thereafter by a coalition of national and Alaska environmental non-government organizations in response to the BLM's issuance of the JROD for the Ambler Access Project.

On January 6, 2021, BLM, the National Park Service and AIDEA signed Right-of-Way agreements giving AIDEA the ability to cross federally owned and managed lands along the route for the Ambler Access Project approved in the JROD. The authorizing documents with the two agencies are the final federal permits required for the Ambler Access Project.

In April 2021, AIDEA signed a land access agreement with Doyon, Limited to conduct feasibility and permitting activities to advance the Ambler Access Project and in September 2021 AIDEA signed a land access agreement with NANA Regional Corporation, Inc. to conduct similar activities.

On September 28, 2021, the Department of Justice ("DOJ") requested a 60-day stay with respect to each of the above referenced lawsuits. Trilogy Metals is aware that the United States Department of Interior ("DOI") has requested the 60-day stay of all legal proceedings as they relate to the lawsuits concerning the Ambler Access Project to allow the DOI to consult with concerned parties. Trilogy Metals, through its joint venture, Ambler Metals, will continue to work with other intervenor defendants and the DOJ as the DOI undergoes its review.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

*in thousands of dollars,
except for per share amounts*

Selected expenses	Three months ended		Nine months ended	
	August 31, 2021 $	August 31, 2020 $	August 31, 2021 $	August 31, 2020 $
Exploration expense	130	-	130	-
Mineral properties and feasibility study expenses	-	232	440	2,519
General and administrative	425	265	1,188	1,349
Professional fees	123	165	627	1,031
Salaries	365	170	1,210	620
Salaries – stock-based compensation	409	1,064	3,081	3,030
Investor relations	170	156	440	383
Gain on derecognition of assets contributed to the joint venture	-	-	-	(175,770)
Equity in investee	6,072	1,094	8,892	1,833
Comprehensive earnings (loss) for the period	(7,664)	(3,184)	(15,593)	164,993
Basic earnings (loss) per common share	(0.05)	(0.02)	(0.11)	1.17
Diluted earnings (loss) per common share	(0.05)	(0.02)	(0.11)	1.12

For the three-month period ended August 31, 2021, overall cash costs related to general and administrative expenses, investor relations, professional fees and salaries were primarily tracking to budget. Trilogy reported a net loss of $7.7 million (or $0.05 basic and diluted loss per common share). For the comparable period in 2020, we reported a net loss of $3.2 million (or $0.02 basic and diluted loss per common share). This third quarter difference is primarily due to a $5.0 million increase in our 50% pro rata share of Ambler Metals' comprehensive loss. This was offset by a one-time charge of $0.2 million in feasibility study costs incurred during the third quarter of 2020. The share of loss in equity investment is higher versus the comparative period as the current quarter includes mineral property expenses that Ambler Metals incurred during the quarter for the 2021 summer drill program. These costs were not incurred in the comparative period as the 2020 field season had been cancelled due to the COVID-19 pandemic.

Other variances noted for the comparable period were: i) an increase in general and administrative expenses of $0.2 million primarily due to an increase in insurance premiums and additional stock exchange fees incurred for updates to the Company's equity incentive plans; ii) exploration costs of $0.1 million incurred during the current period for geological review work for which there is no comparative; iii) an increase of $0.2 million in salaries as the current period cost reflects additions to the executive team in September 2020; and iv) a decrease of $0.7 million in stock-based compensation as the Company did not award any new grants during the current period, compared to 1.8 million options that were awarded during the comparative quarter in the prior year.

For the nine-month period ended August 31, 2021, overall cash costs related to general and administrative expenses, investor relations, professional fees and salaries were primarily tracking to budget. Trilogy reported a net loss of $15.6 million (or $0.11 basic and diluted loss per common share). For the comparable period in 2020, we reported net earnings of $165 million (or $1.17 basic and $1.12 diluted earnings per common share). The difference for the nine-month period ended August 31, 2021, when compared to the same period in 2020, is primarily due to the $176 million gain on derecognition of mineral property assets contributed to Ambler Metals upon formation of the joint venture on February 11, 2020. This variance is offset by $1.5 million of mineral property expenses and $1.0 million of feasibility study costs incurred during the comparable prior period for which there are no current period comparatives. Furthermore, our share of loss on the equity investment in Ambler Metals was $7.1 million higher for the nine-month period ended August 31, 2021, and reflects costs incurred by Ambler Metals for the 2021 summer drill program.

Other variances noted for the comparative nine-month period ended August 31, 2021 consist of: i) a decrease of $0.2 million in general and administrative expenses, primarily due to $0.2 million in recruiting fees incurred in the comparative prior year period, offset by an increase in insurance costs and stock exchange fees during the current period; ii) a decrease of $0.4 million in professional fees as the comparative period includes one-time charges for the implementation of new accounting standards and legal and accounting fees in relation to the formation of the joint venture; and iii) an increase of $0.6 million in salaries reflecting additions to the executive team in September 2020.

Liquidity and Capital Resources

At August 31, 2021, we had $6.8 million in cash and working capital of $6.8 million, which is sufficient to fund our ongoing operations for at least the next 12 months. The UKMP Projects are fully funded by Ambler Metals and we do not anticipate needing to fund our 50% share of future expenditures to advance the UKMP until the subscription price paid by South32 into Ambler Metals of $145 million is spent.

Qualified Persons

Richard Gosse, P.Geo, Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the UKMP in northwestern Alaska. On December 19, 2019 South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. Ambler Metals LLC has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the anticipated timing of drill results, the Company's ability to fund its operations, our continued work with the DOJ and other intervenor defendants in the lawsuits concerning the Ambler Access Project, the requirement for additional funding at Ambler Metals and the perceived merit of the Company's properties are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration activities, permitting timelines, requirements for additional capital, risks pertaining to the outbreak of the coronavirus (COVID-19), government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2020 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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